UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36759

WALGREENS BOOTS ALLIANCE, INC.

(Exact name of registrant as specified in its charter)

108 Wilmot Road

Deerfield, Illinois 60015

(847) 315-3700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

3.600% Walgreens Boots Alliance, Inc. notes due 2025

2.125% Walgreens Boots Alliance, Inc. notes due 2026

3.450% Walgreens Boots Alliance, Inc. notes due 2026

8.125% Walgreens Boots Alliance, Inc. notes due 2029

3.200% Walgreens Boots Alliance, Inc. notes due 2030

4.500% Walgreens Boots Alliance, Inc. notes due 2034

4.800% Walgreens Boots Alliance, Inc. notes due 2044

4.650% Walgreens Boots Alliance, Inc. notes due 2046

4.100% Walgreens Boots Alliance, Inc. notes due 2050

4.400% Walgreen Co. notes due 2042

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common stock, $0.01 par value per share: 1*

3.600% Walgreens Boots Alliance, Inc. notes due 2025: 2

2.125% Walgreens Boots Alliance, Inc. notes due 2026: 2

3.450% Walgreens Boots Alliance, Inc. notes due 2026: 55

8.125% Walgreens Boots Alliance, Inc. notes due 2029: 0

3.200% Walgreens Boots Alliance, Inc. notes due 2030: 43

4.500% Walgreens Boots Alliance, Inc. notes due 2034: 38

4.800% Walgreens Boots Alliance, Inc. notes due 2044: 32

4.650% Walgreens Boots Alliance, Inc. notes due 2046: 23

4.100% Walgreens Boots Alliance, Inc. notes due 2050: 23

4.400% Walgreen Co. notes due 2042: 33

*

On August 28, 2025, pursuant to the Agreement and Plan of Merger, dated as of March 6, 2025 (the “Merger Agreement”), by and among Walgreens Boots Alliance, Inc., a Delaware corporation (the “Company”), Blazing Star Parent, LLC, a Delaware limited liability company (“Parent”), Blazing Star Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and the other affiliates of Parent named therein, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Parent is an affiliate of Sycamore Partners Management, L.P.

Pursuant to the requirements of the Securities Exchange Act of 1934, Walgreens Boots Alliance, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WALGREENS BOOTS ALLIANCE, INC.

Date: September 8, 2025	By:	/s/ Lanesha Minnix
Name: Lanesha Minnix
Title: Executive Vice President, Global Chief Legal Officer and Corporate Secretary